                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.        )*

                        ICF Kaiser International, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

                                   449244102
           ---------------------------------------------------------
                                (CUSIP Number)
                             Michael E. Tennenbaum
                             Tennenbaum & Co., LLC
                     1999 Avenue of the Stars, Suite 1010
                           Los Angeles, CA  90067
                                (310) 788-3334
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 19, 1997
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                              (Page 1 of 8 pages)

                                                                SEC 1746 (12-91)
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-----------------------                                  ---------------------
  CUSIP NO. 449244102           SCHEDULE 13D               PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tennenbaum & Co., LLC
      IRS No.:95-4587347
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

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                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,100,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          2,100,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,100,000

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.4%

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      TYPE OF REPORTING PERSON*
14
      OO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 449244102           SCHEDULE 13D               PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael E. Tennenbaum
      S.S. No.: ###-##-####

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,100,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          2,100,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,100,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

                                                                           [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.01 per share (the "Shares"), of ICF Kaiser International, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 9300 Lee Highway, Fairfax, Virginia 22031-1207.


Item 2.  Identity and Background

     Tennenbaum & Co., LLC is a limited liability company organized under the laws of Delaware ("TCO"), whose address is 1999 Avenue of the Stars, Los Angeles, CA 90067. The principal business of TCO is managing assets and monitoring services. TCO's managing member is Michael E. Tennenbaum, a United States citizen, who has the same address. Mr. Tennenbaum's principal occupation is managing member of TCO. TCO and Mr. Tennenbaum are collectively referred to herein as the "Reporting Persons."

     During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and other minor offenses) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Sources and Amounts of Funds or Other Consideration

     As of the close of business December 18, 1997, TCO had purchased an aggregate of 2,100,000 Shares for total consideration (including brokerage commissions) of $5,220,361. The funds for such purchases were derived from TCO's working capital.


Item 4.  Purpose of the Transaction

     The Reporting Persons acquired the Shares as an investment. They intend to monitor and evaluate the investment on a continuing basis; and based upon their evaluation from time to time, they may acquire additional Shares, dispose of all or a portion of the Shares beneficially owned by them, submit one or more proposals for the consideration of management of the Company, and/or communicate with other shareholders of the Company.

     On December 19, 1997, Mr. Tennenbaum sent a letter addressed to the Company's Board of Directors, a copy of which is attached hereto as Exhibit A.

     Except as set forth above and in the letter attached hereto as Exhibit A, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of
Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters.

Item 5.  Interest in Securities of the Issuer

     The shares identified pursuant to Item 1 constitute approximately 9.4% of the outstanding Common Stock of the Company, based upon the Company's most recent available filing with the Securities and Exchange Commission. TCO has shared powers of voting and disposition with respect to the Shares. By reason of his position as managing member of TCO, Michael E. Tennenbaum may be deemed to share such powers of voting and disposition.

     Set forth on Exhibit B, attached hereto, is information concerning all transactions in the Company's Common Stock by the Reporting Persons that were effected within 60 days prior to the date of this statement.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7.  Material to be Filed as Exhibits

     Exhibit 99.A: Letter to the Board of Directors of ICF Kaiser International, Inc., dated as of December 19, 1997.

     Exhibit 99.B:  Transactions in Common Stock of the Company.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    /s/ Michael E. Tennenbaum
                    -----------------------------------------
                    Michael E. Tennenbaum, individually and as
                    managing member of Tennenbaum & Co., LLC